UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 1, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

November 1, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER COMMENCES PHASE II DRILLING PROGRAM ON

MAPIMI SILVER-LEAD-ZINC PROPERTY

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that a 5,000 metre Phase II diamond drilling program has commenced on the Company’s Mapimi Project in northeastern Durango State, Mexico. The Phase II drilling will include several fill-in holes on the La Gloria zone, for resource estimation purposes, as well as initial testing of two coincident geological, geochemical, and geophysical anomalies, namely the Central (Bulls Eye) and North Zones. Wardrop Engineering is presently conducting an updated NI 43-101 mineral resource estimation, expected to be completed in December 2007.

Great Panther completed twenty-nine core holes, representing 6,298 metres, during the Phase I drilling program and all were focused on the La Gloria zone in an effort to confirm, expand, and better delineate previous reverse circulation and core drilling of Coeur d’Alene Mines Corp., completed in 1997-98. Data from Coeur’s drilling was used by Wardrop Engineering to estimate the current NI 43-101 Inferred Mineral Resource on the La Gloria and Las Palmitas Zones (Great Panther news release September 18, 2006), of 22.3 million ounces of silver equivalent (Ag Eq), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

Following up on an early spring 2007 airborne geophysical program, 103 kilometres of grid were cut and surveyed with induced polarization (I.P.) geophysics. As reported in Great Panther news release dated September 14, 2007, the results of the geophysics indicated that the La Gloria zone sits at the southern tip of a 2,000 metre long, by up to 800 metre wide northeast - southwest oriented I.P. anomaly. A second, more northerly, I.P. anomaly with a length of 1,000 metres, width up to 700 metres and oriented northwest – southeast was also delineated (see maps on Great Panther’s web-site at www.greatpanther.com). A program of soil geochemistry, rock sampling, and geological mapping is presently being completed in the grid area, and results are being used to define targets for drill testing.

The North Zone is characterized by a strong chargeability anomaly, coincident with the contact between rhyolite and the calcareous sediments of the Caracol Formation, as well as the contact between rhyolite and the Aurora Limestone. Adjacent to the chargeability anomaly are a number of historic pits and adits, exposing waste rock containing mineralization including pyrite, malachite, azurite, stibnite and galena. Geochemistry of initial rock samples shows anomalous results in Au, Ag, Cu, Pb and Zn, though the results of a more extensive rock sampling program, including hand trenching across prospective zones, are still pending.

The Central (Bullseye) Zone has been defined as both a strong aeromagnetic and IP chargeability anomaly and is interpreted as a large zone of sulphide mineralization associated with a magnetic intrusive body. Surface mapping, sampling and hand trenching have exposed areas of in-situ/crackle brecciation anomalous in Au, Ag, Cu, Pb and Zn. Local mineralization includes pyrite, malachite and galena. Results from this program are also pending.

The mineralization at La Gloria is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes intruding sandstones, calcareous siltstones, and limestones of the Cretaceous Caracol Formation. Similar host rocks, breccias and mineralization are observed at the Central and North Anomalies, yet neither has been drill tested. As such, there is significant potential to add substantially to the resources of the Mapimi Property.

Work to date on the Mapimi Property has been highly encouraging as drilling confirms and extends known silver-lead-zinc mineralization while geophysical surveys indicate the potential for several other similar zones lying under cover of shallow overburden. Great Panther is earning a 100% interest in the Mapimi Property, subject to a 3% NSR.

The drilling program is being conducted by BDW Drilling of Guadalajara, Mexico. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Mapimi Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: November 6, 2007

CW1501392.1